UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 234TH MEETING OF THE BOARD

OF DIRECTORS HELD ON DECEMBER 26, 2013

1. DATE, TIME AND PLACE: On December 26, 2013, at 11:00 a.m., the meeting was held via conference call, pursuant to Paragraph 1, Article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conj. 142, São Paulo/SP.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 3, Article 17 of the Bylaws of the Company.

3. ATTENDANCE: All the members of the Board of Directors (“Board”).

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. AGENDA: (a) To approve the Advance for Future Capital Increase (AFAC) to the subsidiary Companhia Piratininga de Força e Luz (“CPFL Piratininga”) and (b)  To take cognizance of the resignation of, and replacement for, Mr. Ricardo Cleber Zangirolami, the Chief Institutional Relations Officer.

6. RESOLUTIONS TAKEN:

The reading of the Agenda was waived since all those present were aware of its contents. The Directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the registered office of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After examining the items on the Agenda, the Directors unanimously resolved to:

(i)           Approve the Advance for Future Capital Increase (“AFAC”) by the Company to subsidiary CPFL Piratininga, to be made by December 31, 2013, pursuant to the Board of Executive Officers Resolution no. 2013124-E, and recommend that its representatives on the decision-making bodies of CPFL Piratininga vote for the approval of said AFAC; and

(ii)       Take cognizance of the resignation submitted by Mr. Ricardo Cleber Zangirolami from the position of Chief Institutional Relations Officer of CPFL Energia, already identified in the minutes of the 220th Meeting of the Board of Directors held on April 24, 2013, as per the Resignation Letter submitted to the Company, which is attached to these minutes for all legal purposes (Appendix I), and his replacement, as from December 31, 2013, by Mr. Wilson Ferreira Jr., the Chief Executive Officer, who will hold the additional charge of Chief Institutional Relations Officer, pursuant to Article 20 of the Bylaws of the Company, until the election of a new Chief Institutional Relations Officer by the Board.

On behalf of all other directors, the Chairman of the Board placed on record the recognition of Mr. Ricardo C. Zangirolami’s excellent contribution during his tenure as the Company’s Chief Institutional Relations Officer and wished him all success in his new endeavors.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

7. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors in attendance and by the Secretary. Murilo Cesar L. S. Passos – Chairman, Renê Sanda, Claudio B. Guedes Palaia, Marcelo Pires de Oliveira, Deli Soares Pereira, Martin R. Glogowsky, Maria Helena S. F. de Santana and Gisélia Silva – Secretary.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 6, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.